

Mail Stop 4631

May 9, 2017

Via E-mail
Mr. J. Larry Sorsby, Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street, P.O. Box 500
Red Bank, NJ 07701

> **Re:** **Hovnanian Enterprises, Inc.**
> **Form 10-K for the year ended October 31, 2016**
> **Filed December 20, 2016**
> **File No. 1-8551**

Dear Mr. Sorsby:

We have reviewed your April 21, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2017 letter.

Critical Accounting Policies, page 27

Deferred Income Taxes, page 30

As previously requested, please ensure you expand your disclosures to include sufficiently detailed information similar to the information you have provided in your response to prior comment one so that readers understand the your significant assumptions as well as the analysis you performed in determining what portion of your deferred tax assets will more likely than not be realized.

Please contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and
Construction